Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
GUANGSHEN RAILWAY COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 525)
ANNOUNCEMENT
This announcement is made by Guangshen Railway Company Limited (the “Company”) voluntarily pursuant to the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).
The Company has been recently informed by the railway supervisory authority that, due to commencement of the new Wuhan-Guangzhou Passenger Line () in late December 2009, and to enhance the operation efficiency of the existing Beijing-Guangzhou Line () and for better allocation of railway transportation capacity, the railway supervisory authority has decided to restructure the train services which have been operated by the Company or by other transportation enterprises whose trains pass through the Company’s management territory. It is intended that the restructuring proposal will be implemented in stages with the commencement of the Wuhan-Guangzhou Passenger Line (). The Company will restructure its passenger and freight rail services to maximize operation efficiency according to the proposal to be announced by the railway supervisory authority.
Although the impact of the restructuring proposal and its implementation on the Company cannot be ascertained at this stage, the Company is of the view that its operation would not be materially affected thereby. The Company will closely monitor the development of this matter and make timely disclosure in accordance with the relevant requirements under the Listing Rules.
By Order of the Board of
Guangshen Railway Company Limited
Guo Xiangdong
Company Secretary
Hong Kong, 24 December 2009
As at the date of this announcement, the Board of the Company consists of:
Executive Directors
He Yuhua
Shen Yi
Luo Qing
Non-executive Directors
Cao Jianguo
Li Liang
Yu Zhiming
Independent Non-executive Directors
Dai Qilin
Wilton Chau Chi Wai
Lu Yuhui